Vizsla Silver Announces Closing Date for Spinout of Vizsla Copper to Vizsla Silver Shareholders

(VZLA-TSX-V)

VANCOUVER, BC, Sept. 14, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce the effective date for the spin-out of its British Columbia copper assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo") is expected to occur at 12:01 a.m. on September 20, 2021 (the "Effective Date").

Pursuant to the terms of the plan of arrangement ("Arrangement"), holders of common shares of Vizsla Silver on September 17, 2021 will receive one new common share of Vizsla Silver (each, a "Vizsla Silver Share") and 1/3 of a SpinCo share (each, a "SpinCo Share"). The existing common shares of Vizsla Silver are expected to be delisted from the TSX Venture Exchange (the "TSXV") on September 17, 2021. Vizsla Silver Shares are expected to commence trading on the TSXV at the market open on September 20, 2021. The CUSIP numbers for the new Vizsla Silver Shares and the SpinCo Shares will be 92859G202 and 92858X107, respectively.

Michael Konnert, President and Chief Executive Officer of the Company stated: "As all of our efforts continue to be focused on the Panuco silver-gold project in Mexico, we believe that the spin out of the Company's early-stage copper assets will allow for independent advancement of otherwise non- core assets creating significant shareholder value."

Computershare Investor Services Inc. ("Computershare") will forward replacement certificates to each Vizsla Silver shareholder that is entitled to receive certificates, representing their allotted number of new Vizsla Silver Shares and SpinCo Shares in accordance with the Arrangement. Letters of transmittal have been mailed to registered holders of common shares of Vizsla Silver, which must be completed and returned to Computershare together with the share certificates of Vizsla Silver at the address specified in the letter of transmittal, in order for Vizsla Silver shareholders to receive new Vizsla Silver Shares and SpinCo Shares following the Effective Date. A copy of the letter of transmittal is also available under the Company's profile on SEDAR at www.sedar.com. For more information, see the Company's management information circular dated May 14, 2021 filed under the Company's profile on SEDAR at www.sedar.com.

Vizsla Copper Listing and Private Placement

SpinCo has received conditional approval to list the SpinCo Shares on the TSXV. Final listing approval will be subject to SpinCo satisfying all of the listing conditions of the TSXV. In connection with the Arrangement, SpinCo has received subscriptions for and intends to complete a non- brokered private placement for gross proceeds of $5,067,669, consisting of 23,816,866 SpinCo Shares at a purchase price of $0.15 per share for proceeds of $3,572,530 million, and 8,306,331 flow-through SpinCo Shares at a purchase price of $0.18 per flow-through share for proceeds of $1,495,140 million. The private placement is expected to close in connection with the commencement of trading of SpinCo Shares on the TSXV. SpinCo will announce by way of a further press release the date on which trading of the SpinCo Shares will commence, which is expected to be before the end of September, 2021. The trading symbol for the SpinCo Shares will be "VCU". In order to satisfy TSXV listing requirements, Vizsla Silver has agreed to transfer cash to SpinCo in the amount of $1,122,356 in connection with the completion of the Arrangement.

Further details regarding Vizsla Copper are contained in Vizsla Copper's TSXV Form 2B Listing Application, which is expected to be available under Vizsla Copper's profile on SEDAR at www.sedar.com.

Eligibility for Registered Plans

As disclosed in the Company's management information circular, the SpinCo Shares issued on the Effective Date will be qualified investments for RRSPs, RRIFs, RESPs, TFSA and similar registered plans provided that the shares are listed on a "designated stock exchange" as defined in the Income Tax Act (Canada) as of the Effective Date. The SpinCo Shares are not currently listed on a "designated stock exchange" and SpinCo is not otherwise a "public corporation" (as such term is defined in the Income Tax Act). Subject to SpinCo satisfying the conditions of listing, the TSXV will list SpinCo Shares on the TSXV with trading halted as of September 17, 2021, thus rendering the SpinCo Shares issued on the Effective Date as unconditionally listed on a "designated stock exchange" within the meaning of the Income Tax Act at the time of issuance.

About Vizsla Silver

Vizsla is a Junior mineral exploration and development company focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 75,000 meters of drilling at Panuco leading to the discovery of several new high-grade veins. With an ongoing fully funded +100,000m drill program, the company is actively advancing towards delivering a maiden project mineral resource in the first quarter of 2022 while in parallel continuing to explore the significant upside potential remaining in the district.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements relating to the future operations of the Company and SpinCo and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "plan", "should", "anticipate", "expects", "intends", "indicates" and similar expressions. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the future plans and objectives of the Company and SpinCo are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, the expected timeline and date of completion of the Arrangement, the ability of the parties to satisfy, in a timely manner, the other conditions to closing of the Arrangement, the future listing of SpinCo, the expected timeline and completion of the SpinCo private placement and the listing of the SpinCo Shares on the TSXV and the preparation of an initial mineral resource at the Panuco project in the first quarter of 2022. There can be no assurance that the Arrangement will be completed or that it will be completed on the terms and conditions contemplated in this news release. The Arrangement could be modified or terminated in accordance with its terms. Such forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward- looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward- looking information.

Such factors include, among others: the Arrangement will be completed on the terms currently contemplated, the Arrangement will be completed in accordance with the timing currently expected without any undue delay, all conditions to the completion of the Arrangement will be satisfied or waived in due course and the Arrangement Agreement will not be terminated prior to the completion of the Arrangement, assumptions and expectations related to the trading price of Vizsla Silver and the future listing of SpinCo, and other expectations and assumptions concerning the Arrangement.

Assumptions have been made regarding, among other things, regulatory review, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; the Company's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

Other risks and uncertainties include, among other things: the Arrangement may not be completed on the terms, or in accordance with the timing currently contemplated, or at all; the Company and SpinCo has incurred expenses in connection with the Arrangement and will be required to pay for those expenses regardless of whether or not the Arrangement is completed; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Arrangement; the failure to realize the expected benefits of the Arrangement; and other risks inherent to Vizsla Silver's current business and/or factors beyond its control which could have a material adverse effect on Vizsla Silver or the ability to consummate the Arrangement.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

SOURCE Vizsla Silver Corp.

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%SEDAR: 00045314E

For further information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer, Tel: (604) 838-4327 | Email: michael@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 16:06e 14-SEP-21